ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 02 JULY 2009	OTCBB Code: OBTLY

CHANGE OF COMPANY SECRETARY

PERTH, AUSTRALIA – 02 July 2009: Orbital Corporation Limited (ASX: OEC – ‘Orbital’) has appointed Mr Ian Veitch to the position of Company Secretary effective 1 July 2009.  Mr Veitch is a Chartered Accountant and has been employed by Orbital for 3 years as its Corporate Accountant, during which time he also held the position of Joint Company Secretary for all of Orbital’s subsidiaries.

Mr Keith Halliwell has resigned as Company Secretary effective 1 July 2009.  Mr Halliwell continues in his primary role as the Company’s Chief Financial Officer.

ENDS

CONTACTS	Mr Ian Veitch Company Secretary	Telephone +61 8 9441 2311 Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.